Brera Holdings Limited

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

September 2, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alyssa Wall
Lilyanna Peyser
Abe Friedman
Angela Lumley

Re:	Brera Holdings Limited
Draft Registration Statement on Form F-1
Submitted August 3, 2022
CIK No. 0001939965

Ladies and Gentlemen:

We hereby submit the responses of Brera Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated August 30, 2022, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1

Risk Factors
Risks Related to Government Regulation and Being a Public Company
The requirements of being a public company may strain our resources., page 19

1.	We note your disclosure that “[t]he Exchange Act requires that our company file annual, quarterly, and current reports with respect to our businesses, financial condition, and results of operations.” Elsewhere, you describe the exceptions available to you as a Foreign Private Issuer, including that you “will not be required to issue quarterly reports.” Please revise your disclosure to reconcile the discrepancy and clearly indicate the applicable reporting requirements.

Response: We have revised the “Risk Factors” section of the Registration Statement as requested.

Cautionary Statement Regarding Forward-Looking Statements, page 33

2.	We note your disclosure that “while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.” Please delete or revise this disclosure, as it is inappropriate to disclaim responsibility for the information you choose to provide in your prospectus.

Response: We have revised the Registration Statement to remove this disclosure as requested.

Use of Proceeds, page 34

3.	We note your disclosure regarding the use of 40% of the net proceeds from the offering for the acquisition and management of new football clubs. Please give a brief description of the clubs you intend to acquire and information on the status of such acquisitions. See Form 20-F, Item 3(C)(3).

Response: We have revised the “Use of Proceeds” section of the Registration Statement to describe the football clubs that the Company intends to acquire or manage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

4.	We note your disclosure that you “believe the FENIX Trophy will significantly support [y]our social-impact football value proposition.” Please expand your disclosure to describe the correlation between the FENIX Trophy and the value of social-impact football.

Response: We have revised the Registration Statement to describe the correlation between the FENIX Trophy and the value of social-impact football.

5.	We note that you have entered into a loan with your shareholder with a remaining balance of €20,000. To provide additional context for investors, discuss your ability to repay such indebtedness given the September 30, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.

Response: We have revised the Registration Statement to discuss the Company’s ability to repay such indebtedness and the source of funding for repayment of the outstanding balance under this loan.

6.	Please disclose the private placement exemptions used to issue securities to your founders, as discussed on page 40, and to the “investors,” as discussed in the section “Private Placement” on page 41. Please name the persons or category of persons who received the shares described in the section “Private Placement” on page 41. Refer to Item 7 of Form F-1.

Response: We have revised the Registration Statement to disclose the private placement exemptions used to issue securities to the Company’s founders and other investors.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 47

7.	Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.

Response: We have revised the Registration Statement to expand the discussion of interest rates to describe their impact on the Company’s financial condition.

Brera Holdings Financial Statements

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020

Note 1 - General information and reorganization transactions, page F-7

8.	We note from your disclosure that a series of contractual arrangements between the KAP and the Company in 2020 and 2021 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements resulting in the consolidated financial statements being prepared as if the existing corporate structure had been in existence throughout all periods. Please provide us with the detailed discussion of these contractual arrangements and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please tell us how this relates to the disclosure regarding the acquisition of Brera Milano on F-9.

Response: On July 14, 2022, the Company issued 8,100,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares, to all shareholders. Amongst it, the Company issued 2,850,000 Class A Ordinary Shares and 100,000 Class B Ordinary Shares, representing 35% of the total voting power of the Company, to the original controlling shareholders of KAP.

The management of the Company assessed whether or not the original controlling shareholders of KAP would have control over the Company based on whether the original controlling shareholders would have the practical ability to direct the relevant activities of the Company unilaterally. In making the judgement, management considered the original controlling shareholders’ power in making decisions over the relevant activities of the Company, such as the approval of the operation plan and budget. After assessment, management concluded that the original controlling shareholders have control over the Company as the shareholdings granted to these original controlling shareholders of KAP is the largest shareholders’ party of the Company. The companies now comprising the Group were under the common control of the controlling shareholders before and after the reorganization.

With reference to IFRS 3 Appendix B, a group of individuals shall be regarded as controlling an entity when, as a result of contractual arrangements, they collectively have the power to govern its financial and operating policies so as to obtain benefits from its activities. Therefore, a business combination is outside the scope of IFRS 3 when the same group of individuals has, as a result of contractual arrangements, ultimate collective power to govern the financial and operating policies of each of the combining entities so as to obtain benefits from their activities, and that ultimate collective power is not transitory. Also, business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory is not in the scope of IFRS 3.

There is currently no guidance in IFRS on the accounting treatment for combinations among entities under common control. IAS 8 requires management, if there is no specifically applicable standard or interpretation, to develop a policy that is relevant to the decision-making needs of users and that is reliable. The entity first considers requirements and guidance in other international standards and interpretations dealing with similar issues, and then the content of the IASB’s Conceptual Framework for Financial Reporting (“Conceptual Framework”). Management has made a judgement and applied a method broadly described as predecessor value method. Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values.

The Company is a shell corporation, i.e., no operations from incorporation date up to date. The Company is added through issuing shares to the existing shareholders. With reference to IFRS 3 Appendix B, this would not constitute as a business combination at all as there is no substantive change in the reporting entity or its assets and liabilities. Under this view, the purchase method is inappropriate because, in substance, there is no purchase.

Given the original controlling shareholders are the largest shareholders’ party of the Company, the Company concludes both the Company and Brera Milano are controlled by the original controlling shareholders of KAP who have control over the Company due to the shareholdings granted to these original controlling shareholders.

General

9.	We note your disclosure that following the offering “[y]our founders will retain controlling voting power in the Company” and “the ability to control the outcome of most matters requiring shareholder approval.” If true, disclose on the prospectus cover page, in the prospectus summary and elsewhere as appropriate that you will be a “controlled company” under exchange listing rules after the offering, describe the corporate governance exemptions available to you and whether you plan to rely on such exemptions, and include a risk factor regarding the risks to investors of being a controlled company. In addition, please disclose on the prospectus cover page the percentage ownership of your founders after the offering and state that they will continue to control all decisions to be made by stockholders.

Response: We respectfully note that the Company does not believe that it qualifies as a “Controlled Company” under the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”). Under Nasdaq Listing Rule 5615(c), a “Controlled Company” is defined as “a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” There is no individual or other company that owns or controls more than 50% of the voting power of the Company. In addition, as stated in Nasdaq IM-5615-5, “[i]n order for a group to exist for purposes of this rule, the Shareholders must have publicly filed a notice that they are acting as a group (e.g., a Schedule 13D).” The Company’s founders are not acting as a group subject to the disclosure requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, or Rule 13d-1 thereunder (“Rule 13d-1”) and will not be filing a Schedule 13D or Schedule 13G as a group pursuant to Rule 13d-1.

We have revised the prospectus cover page of the Registration Statement to state the percentage ownership of the Company’s founders after the offering, and that they may have the ability to approve all matters submitted to our shareholders for approval. We have also added a risk factor describing the risks to investors in connection with the combined voting power of the Company’s founders.

10.	We note the Class A Ordinary Shares are convertible into Class B Ordinary Shares. Please revise to clarify the terms under which such conversions are permissible or required (e.g., upon demand by the company, at the holder’s discretion, etc.).

Response: We have revised the Registration Statement throughout to clarify the terms under which Class A Ordinary Shares are convertible into Class B Ordinary Shares.

11.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and confirms that there have not been, and does not expect to present, any such written communications with potential investors.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (949) 233-7869 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Brera Holdings Limited

By:	/s/ Daniel J. McClory
Daniel J. McClory
Executive Chairman

cc: Louis A. Bevilacqua, Esq.

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